UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267409

(CUSIP Number)

Attn: Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Tel. No. + 37797982140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,467 (1)
	8	SHARED VOTING POWER 1,894,749 (1)
	9	SOLE DISPOSITIVE POWER 175,467
	10	SHARED DISPOSITIVE POWER 1,894,749 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,070,216 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1) (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents common units (the “Common Units”) of Navios Maritime Partners L.P. (the “Issuer”), 1,894,749 of which are owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”) and 175,467 of which are owned directly by Navios Holdings.

(2)	Based on 11,214,309 partnership interests outstanding as of June 30, 2019, which includes all of the Common Units (10,983,785) and general partnership units (230,524) of the Issuer.

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS Alpha Merit Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,894,749 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,894,749 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,894,749 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (1) (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents the Common Units of the Issuer owned by Alpha Merit, a wholly-owned subsidiary of Navios Holdings
(2)	Based on 11,214,309 partnership interests outstanding as of June 30, 2019, which includes all of the Common Units (10,983,785) and general partnership units (230,524) of the Issuer.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 7 (“Amendment No. 7”), and by Amendment No. 1 filed on July 20, 2011, Amendment No. 2 filed on June 20, 2012, Amendment No. 3 filed on March 12, 2015, Amendment No. 4 filed on November 28, 2017, Amendment No. 5 filed on April 4, 2018 and Amendment No. 6 filed on May 24, 2019, all other provisions of the Schedule 13D filed by the Reporting Persons on July 24, 2008 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 to the Schedule 13D is hereby supplemented to include the following:

Sale of General Partner Interests

On August 30, 2019, Navios GP L.L.C., the general partner of the Issuer (the “General Partner”), entered into a Purchase Agreement with N Shipmanagement Acquisition Corp., Alegria Shiptrade Co., Olympos Maritime Ltd (collectively, “NSAC”) and Navios Holdings (the “Purchase Agreement”), pursuant to which NSAC acquired certain direct and indirect subsidiaries of Navios Holdings and all of the outstanding general partner interests in the Issuer.

Pledge of Common Units

In connection with the transactions contemplated by the Purchase Agreement, Navios Holdings and Navios Shipmanagement Holdings Corporation (“Shipmanagement Holdings”) entered into a secured loan agreement (the “Loan Agreement”) whereby Navios Holdings agreed to repay Shipmanagement Holdings $125.0 million (the “Loan Amount”) over a term of five years, which Loan Amount generally reflects the net amount of liabilities of Navios Holdings to the entities acquired by NSAC. The Loan Amount is subject to a post-closing adjustment pursuant to the terms of that certain Contribution Agreement, dated as of August 29, 2019, by and among the Issuer, Shipmanagement Holdings, Navios Shipmanagement Inc., Navios Tankers Management Inc., Navios Containers Management Inc., Kleimar LTD, and Navios Corporation Management Inc., pursuant to which Navios Holdings completed an internal reorganization prior to the transactions contemplated by the Purchase Agreement.

In connection with securing the obligations of Navios Holdings under the Loan Agreement, the Reporting Persons granted a first priority pledge of 2,070,216 Common Units of the Issuer, in the aggregate, in favor of Shipmanagement Holdings.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 7 amends and restates Item 5(a) and (b) to the Schedule 13D as set forth below:

As of August 30, 2019, Navios Holdings, through its wholly-owned subsidiary Alpha Merit, beneficially owned 1,894,749 Common Units, representing 16.9% of the outstanding partnership interests of the Issuer and Navios Holdings directly owned 175,467 Common Units, representing 1.6% of the outstanding partnership interests of the Issuer. As of August 30, 2019, the Reporting Persons owned 18.5% of the outstanding units of the Issuer. The Reporting Persons together have shared voting and dispositive power in respect of 1,894,749 Common Units, and Navios Holdings has sole voting and dispositive power in respect of 175,467 Common Units.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment No. 7 amends Item No. 6 to the Schedule 13D by adding the following:

Pursuant to the Loan Agreement, Navios Holdings and Alpha Merit have pledged and granted a security interest in 2,070,216 Common Units.

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby supplemented to include the following:

Purchase Agreement, dated as of August 30, 2019, by and among N Shipmanagement Acquisition Corp., Alegria Shiptrade Co., Olympos Maritime Ltd, Navios Maritime Holdings Inc. and Navios GP L.L.C. (Incorporated into this Amendment No. 7 by reference to Exhibit 99.6 to Form 6-K filed by Navios Holdings with the SEC on September 4, 2019).

Secured Loan Agreement, dated as of August 29, 2019, by and between Navios Maritime Holdings Inc., as borrower, and Navios Shipmanagement Holdings Corporation, as lender. (Incorporated into this Amendment No. 7 by reference to Exhibit 99.5 to Form 6-K filed by Navios Holdings with the SEC on September 4, 2019).

Contribution Agreement, dated as of August 29, 2019, by and among Navios Shipmanagement Holdings Corporation, Navios Shipmanagement Inc., Navios Tankers Management Inc., Navios Containers Management Inc., Kleimar LTD, Navios Corporation Management Inc. and Navios Maritime Holdings Inc. (Incorporated into this Amendment No. 7 by reference to Exhibit 99.4 to Form 6-K filed by Navios Holdings with the SEC on September 4, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 4, 2019	Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title	Chief Executive Officer

Alpha Merit Corporation

	By:	/s/ George Achniotis
	Name:	George Achniotis
	Title	President/Director